Section 2.1 Number, Qualification and Terms.
(a) The business and affairs of the Corporation shall be managed under the direction of a Board of Directors.  The number of Directors shall be fixed by resolution of the Board of Directors from time to time.  It shall be the policy of the Corporation that no person ~~seventy-two~~ seventy-four years of age or more shall be elected to the Board of Directors.  Any Director who attains the age of ~~seventy-two~~ seventy-four years during the Director's term of office shall be eligible to remain a Director for the duration of the term for which the Director was elected but shall not be eligible for re-election.